SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2011

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. Public Held Company with Authorized Capital CNPJ MF 02.558.074/0001-73 - NIRE 35.3.001.587-92

NOTICE TO THE MARKET

1.  As previously announced by the management of Telecomunicações de São Paulo S.A. – Telesp ("Telesp") and of Vivo Participações S.A. (“Vivo Part.” and, jointly with Telesp, the “Companies”), a merger of shares between Vivo and Telesp was completed and as a result Telesp became the sole owner of all of the common shares and preferred shares of Vivo and all of the American Depositary Shares (“ADSs) of Vivo were converted into ADSs of Telesp plus cash instead of any fractional Telesp ADSs.

2.  Since June 8, 2011, Vivo’s preferred shares have not been traded on the BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros, the Brazilian stock exchange and the Vivo ADSs have not been traded on the New York Stock Exchange.  Since that date, the Telesp shares have only been negotiated under Telesp’s trading code:  TLPP3 for common shares and TLPP4 for preferred shares.  The Telesp ADSs are now trading under the symbol VIV as the result of an agreement among the New York Stock Exchange, Vivo and Telesp.

3.  On June 20, 2011, Form 25 was filed with the Securities and Exchange Commission (the “SEC”) (Commission File Number 333-09470) announcing the removal of the Vivo ADSs from listing on the New York Stock Exchange in accordance with Rule 12d2-2(a)(3) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

4.  In light of Telesp’s current ownership of 100% of the equity securities of Vivo, Vivo has determined to terminate the registration of the Vivo ADSs under the Exchange Act and intends to file promptly with the SEC the necessary Form 15F.  Vivo estimates that this filing will be made on or before July 8, 2011, thereby terminating its duty to report under section 15(d) of the Exchange Act.

July 6, 2011

Gilmar Roberto Pereira Camurra Investors Relations’ Officer Vivo Participações S.A. VIVO – Investors Relations Office Tel: +55 11 7420-1172 Email: ri@vivo.com.br Information: www.vivo.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 06, 2011

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Gilmar Roberto Pereira Camurra
Gilmar Roberto Pereira Camurra Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.